May 30, 2018

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Westbrook
Suzanne Hayes

Re:	Tilray, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted May 2, 2018
CIK No. 0001731348

Dear Ms. Westbrook and Ms. Hayes:

On behalf of Tilray, Inc. (“Tilray” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 18, 2018 (the “Comment Letter”) with respect to the Company’s above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 2 to the Draft Registration Statement (“DRS Amendment No. 2”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised DRS Amendment No. 2 to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on May 2, 2018

Risk Factors

Risks Related to our Potential Adult-Use Cannabis Business and the Proposed Adult-Use Cannabis Industry in Canada

The Cannabis Act may not be implemented, or may be implemented in a way that is significantly different from our current expectations....., page 19

1.	We note your response to comment 10. Please revise the risk factor caption to clearly state that cannabis use may have serious adverse effects in addition to stating that you may be subject to product liability claims or regulatory actions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 26 in the DRS Amendment No. 2.

Cooley LLP 1700 Seventh Avenue Suite 1900 Seattle, WA 98101-1355

t: (206) 452-8700 f: (206) 452-8800 cooley.com

May 30, 2018

Page Two

2.	We note your response to comment 12. Please clearly address the potential consequences to your business if the marketing restrictions include a complete ban on marketing or the introduction of plain paper. Additionally, revise your discussion of your brands and products on page 4 in the Summary section to clarify you expect legalization will be accompanied by marketing restrictions and health warnings. Clarify that strict marketing regulations may make developing your adult-use brands more difficult.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4, 19, and 20 in the DRS Amendment No. 2.

Risks Related to the Offering and Ownership of Our Class 2 Common Stock

Holders of Class 2 common stock will have limited voting rights as compared to holders of Class 1 common stock....., page 39

3.	Please expand your risk factor to discuss the risk that concentration of ownership of your Class 1 common stock may prevent or delay a change of control of the Company that shareholders may view as beneficial, as well as the risk that future issuances of Class 1 common stock may be dilutive to Class 2 shareholders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 40 in the DRS Amendment No. 2.

Use of Proceeds, page 46

4.	We note your response to comment 21, which we reissue. Item 504 of Regulation S-K requires disclosure of the approximate amount intended to be used for each specified use of proceeds. Please quantify the amounts you expect to spend building and expanding your cultivation facilities and expanding your sales and marketing capabilities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 47 in the DRS Amendment No. 2.

Business

Our Opportunity, page 72

5.	Please tell us why you believe your business has the potential to create disruption in each of the industries and participants you cite. For example, what is the basis for your belief that people will use cannabis in lieu of drinking soft drinks or eating? Additionally, it is inappropriate to state or imply that cannabis products are a functional substitute for medication outside of circumscribed medicinal use. We may have further comment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 79 in the DRS Amendment No. 2.

Our Strengths, page 73

Cooley LLP 1700 Seventh Avenue Suite 1900 Seattle, WA 98101-1355

t: (206) 452-8700 f: (206) 452-8800 cooley.com

May 30, 2018

Page Three

6.	We note your response to comment 27. Please revise your discussion of your supply and distribution agreements to include the status of the documentation for these agreements, whether you have supplied any products under the agreements and quantify any related revenues.

Response: The Company respectfully acknowledges the Staff’s comments and has revised the disclosure on page 80 in the DRS Amendment No. 2.

Adult Use Brands, page 77

7.	We note that Marley Natural and Irisa are aimed at health and wellness consumers. It is inappropriate to imply that these products are healthy. Please delete these statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 87 in the DRS Amendment No. 2.

Our Commitment to Research and Innovation

Patents and proprietary programs, page 81

8.	We note your response to comments 33 and 34, which we reissue in part. Please expand your disclosure to include the dates the referenced patents expire as well as your royalty obligations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 92 in the DRS Amendment No. 2.

Please contact me at (206) 452-8756 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Alan Hambelton

Alan Hambelton

cc:	Brendan Kennedy, Tilray, Inc.
John Robertson, Cooley LLP
Rob Lando, Osler, Hoskin & Harcourt LLP

Cooley LLP 1700 Seventh Avenue Suite 1900 Seattle, WA 98101-1355

t: (206) 452-8700 f: (206) 452-8800 cooley.com